Exhibit 99.1

Emmy Award Winning Journalist Julie Frisoni Joins ZK International and
its Subsidiary, xSigma Corporation

WENZHOU, China, June 13, 2018/PRNewswire/-- ZK International Group Co., Ltd.(Nasdaq: ZKIN) (“ZKIN”, “ZK International” or the “Company”), today announcedthat seven-time Emmy Award winning journalist and public relations agency owner, Julie Frisoni, has joined the advisory board of the Company’s wholly owned subsidiary, xSigma Corporation. Ms. Frisoni will bring her PR, marketing and communications experience to the international company, helping implement its patent pending software and blockchain technologies into worldwide process and supply chain improvements.

Ms. Frisoni, CEO & Owner of Frisoni PR, is an industry professional with more than three decades of experience in media and high-level communications.  She brings a pronounced level of expertise and powerful connections to TNT Blockchain, having managed city media relations for major sporting events, including two Super Bowls, WrestleMania, BCS National Championship games and Fiesta Bowls. She is an Emmy Award winning producer with 7 Rocky Mountain Emmy Awards and 1 New York Film Festival award for her work at NBC News.  Ms. Frisoni also served as Assistant City Manager and Executive Communication Director for one of Arizona’s largest cities, overseeing national events, citywide branding and developing numerous award-winning campaigns. Her skill set brings a powerful combination of experience, passion and wisdom to the table with expertise in public relations, national media relations, crisis communications, social media, graphic and digital branding, media training, video production, web design, as well as marketing strategies for corporate communications.

The Company’s subsidiary, xSigma Corporation, chose Ms. Frisoni because of her experience in making complex and difficult issues understandable. xSigma’s licensed technologies connects the threads from a limitless base of suppliers to manufacturers, where goods are produced and distributed into a vast network of channels. This technology tracks raw materialsand product movement with accuracy from source to consumers, providing authenticity, transparency, security and restoring confidence in a world of uncertainty. Together with TNT, xSigma creates trusted transactions with a unique solution that combines track-n-trace technology with IoT (Internet of Things) on a blockchain platform.

“I am honored to join xSigma’s advisory board,” said Ms. Frisoni.  “The cutting edge work they are doing will transform many of the practices that are engrained in our culture. To be part of such a transformative process that is more transparent and significantly reduces costs and human errors is thrilling.  I’m excited about the future and know that xSigma will have an important part in that future.”

“This technology is the future. The pioneers and innovators, who embrace it and deploy it, will clearly have the sustainable competitive advantage,” stated Dave Christensen, President of xSigma Corporation.  “We are thrilled to have someone with Ms. Frisoni’s experience and skill join our advisory board and help us share what a fundamental necessity this is for consumer trust and brand protection.”

About ZK International Group Co., Ltd.
ZK International Group Co., Ltd. is a China-based designer, engineer, manufacturer and supplier of patented high-performance stainless steel and carbon steel pipe products that require sophisticated water or gas pipeline systems. The Company owns 28 patents, 21 trademarks, 2 Technical Achievement Awards, and 10 national and industry standard awards.  ZK International is preparing to expand on the $850 billion commitment made by the Chinese Government to improve the quality of water, which in its current supply state is 70% unfit for human contact.  ZK International is Quality Management System Certified (ISO9001), Environmental Management System Certified (ISO1401) and a National Industrial Stainless Steel Production Licensee that is focused on supplying steel piping for the multi-billion dollar industries of gas and water sectors.  ZK has supplied stainless steel pipelines for over 2,000 projects, including the Beijing National Airport and the the 2008 Beijing Olympic ‘Water Cube’ and ‘Bird's Nest’ venues.  Emphasizing superior properties and durability of its steel piping, ZK International is providing a solution for the delivery of high quality, highly sustainable, environmentally sound drinkable water to not only to the China market, but to international markets in Europe, East Asia and Southeast Asia.

For more information please visit www.ZKInternationalGroup.com. Additionally, please follow the company on Twitter, Facebook, YouTube and Weibo. For further information on the company's SEC filings, please visit www.sec.gov.

About XSigma Corporation
XSigma Corporation, is a wholly-owned subsidiary of ZK International Group Co., Ltd. Together with ZK International, it has signed an exclusive worldwide distribution agreement with TNT Blockchain, Inc. to implement its patent pending software and blockchain technologies into its manufacturing process and supply chain management system.  These technologies include, Track-n-Trace (“TNT”), which is designed to improve the traceability and inventory systems of small to medium sized manufacturing companies to track raw materials and finished goods at the source, supplier, or factory, through the entire supply chain to the end user.  Combine the TNT with the Internet of Things (“IoT”) devices, every device within the manufacturing process is registered on the Blockchain to create a digital identity, which cannot be manipulated. Finally, the Blockchain technology will provide transparency and security, as permissions and identity the technology would require will ensure the appropriate visibility of transactions. For further information about XSigma, please visit its website at www.xsigma.io.

Safe Harbor Statement
This news release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Without limiting the generality of the foregoing, words such as "may," "will," "expect," "believe," "anticipate," "intend," "could," "estimate" or "continue" or the negative or other variations thereof or comparable terminology are intended to identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to certain risks, uncertainties, and assumptions that are difficult to predict and many of which are beyond the control of ZK International.  Actual results may differ from those projected in the forward-looking statements due to risks and uncertainties, as well as other risk factors that are included in the Company’s filings with the U.S. Securities and Exchange Commission. Although ZK International believes that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the results contemplated in forward-looking statements will be realized.  In light of the significant uncertainties inherent in the forward-looking information included herein, the inclusion of such information should not be regarded as a representation by ZK International or any other person that their objectives or plans will be achieved. ZK International does not undertake any obligation to revise the forward-looking statements contained herein to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Investor Contact:
KCSA Strategic Communications
Valter Pinto, Managing Director
PH: +1 (212) 896-1242
ZKInternational@KCSA.com